FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person

         Bank One Corporation
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       (Last)                      (First)                    (Middle)

         One Bank One Plaza
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                                  (Street)

         Chicago                     IL                        60670
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

     May 16, 2002
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

      Video Network Communications, Inc. - VNWCE.OB
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
         Form filed by One Reporting Person
    ---
     X   Form filed by More than One Reporting Person
    ---
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|
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Common stock, par    |    (1)        |      (1)      |         (1)        |
value $0.01 per      |               |               |
share                |
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                     |               |               |                    |
                     |               |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

         Warrants
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2. Date Exercisable and Expiration Date (Month/Day/Year)

             05/16/2002                                 05/16/2012
        -------------------                         ------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

         Common stock, par value $0.01
         per share                                     (2)
   ----------------------------------         ------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

         $0.60
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

  (2)
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6. Nature of Indirect Beneficial Ownership (Instr. 5)

  (2)

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   EXPLANATION OF RESPONSES:





         See attached pages                            May 28, 2002
   -----------------------------------              ------------------
   **  SIGNATURE OF REPORTING PERSON                      DATE




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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
===========================================================================



Item 1:           Bank One Corporation
                  One Bank One Plaza
                  Chicago, IL 60670
Item 2:           May 16, 2002
Item 4:           Video Network Communications, Inc.

This statement is being filed jointly by each of the following: (i) Moneyline Networks, LLC ("Moneyline Networks"), (ii) Moneyline Telerate Holdings ("Moneyline"), (iii) Bank One Investment Corporation ("BOIC"),
(iv) Banc One Capital Corporation ("BOCC"), (v) Banc One Financial Corporation ("BOFC"), and (vi) Bank One Corporation ("Bank One"). The principal business address of BOIC, BOCC, BOFC and Bank One is One Bank One Plaza, Chicago, IL 60670. The principal business address of Moneyline and Moneyline Networks is 233 Broadway, New York, NY 10279.

Explanation of Responses:

(1) As of May 16, 2002, Moneyline Networks may be deemed to own beneficially and directly 25,000,000 shares of common stock, par value $0.01 (the "Common Stock").

         As of May 16, 2002, Moneyline may be deemed to own beneficially and indirectly 25,000,000 shares of Common Stock by virtue of its ownership of all of the outstanding membership interests of Moneyline Networks. Moneyline disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOIC may be deemed to own beneficially and indirectly 25,000,000 shares of Common Stock by virtue of its ownership of its majority ownership interest in Moneyline. BOIC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOCC may be deemed to own beneficially and indirectly 25,000,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOIC. BOCC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOFC may be deemed to own beneficially and indirectly 25,000,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOCC. BOFC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, Bank One may be deemed to own beneficially and indirectly 25,000,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding common stock of BOFC. Bank One disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(2) As of May 16, 2002, Moneyline Networks may be deemed to own beneficially and directly warrants to purchase 11,250,000 shares of Common Stock.

         As of May 16, 2002, Moneyline may be deemed to own beneficially and indirectly warrants to purchase 11,250,000 shares of Common Stock by virtue of all of the outstanding membership interests of Moneyline Networks. Moneyline disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOIC may be deemed to own beneficially and indirectly warrants to purchase 11,250,000 shares of Common Stock by virtue of its ownership of its majority ownership interest in Moneyline. BOIC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOCC may be deemed to own beneficially and indirectly warrants to purchase 11,250,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOIC. BOCC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, BOFC may be deemed to own beneficially and indirectly warrants to purchase 11,250,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOCC. BOFC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of May 16, 2002, Bank One may be deemed to own beneficially and indirectly warrants to purchase 11,250,000 shares of Common Stock by virtue of its ownership of all of the outstanding capital stock of BOFC. Bank One disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.



Item 1:           Bank One Corporation
                  One Bank One Plaza
                  Chicago, IL 60670
Item 2:           May 16, 2002
Item 4:           Video Network Communications, Inc.

                                            SIGNATURES:

                                            BANK ONE CORPORATION


                                            By:  /s/ Michael J. Cavanagh
                                                 ----------------------------
                                                 Name:  Michael J. Cavanagh
                                                 Title: Treasurer


                                            BANC ONE FINANCIAL CORPORATION


                                            By:  /s/ Michael J. Cavanagh
                                                 -----------------------------
                                                 Name:  Michael J. Cavanagh
                                                 Title: Treasurer


                                            BANC ONE CAPITAL CORPORATION


                                            By:  /s/ Jeffrey V. Holway
                                                 ------------------------
                                                 Name:  Jeffrey V. Holway
                                                 Title: Managing Director


                                            BANK ONE INVESTMENT CORPORATION


                                            By: /s/ Daniel J. Selmonosky
                                                ----------------------------
                                                Name:  Daniel J. Selmonosky
                                                Title: Managing Director


                                            MONEYLINE TELERATE HOLDINGS


                                            By:  /s/ Alexander Russo
                                                 ---------------------------
                                                 Name:  Alexander Russo
                                                 Title: Executive Vice
                                                        President, Business
                                                        Development and General
                                                        Counsel


                                            MONEYLINE NETWORKS, LLC


                                            By:  /s/ Alexander Russo
                                                 ---------------------------
                                                 Name:  Alexander Russo
                                                 Title: Executive Vice
                                                        President, Business
                                                        Development and General
                                                        Counsel